UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

Sibanye Stillwater Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
(State or other jurisdiction of incorporation or organization)

333-234096
(Commission File Number)

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Bridgeview House, Ground Floor
Weltevreden Park, 1709
South Africa
(Address of principal executive offices) (Zip Code)

Charl Keyter, Chief Financial Officer
Tel: 011-27-11-278-9600
(Name and telephone number, including area code, of person to contact in connection with this report)
_______________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01. Conflict Minerals Disclosure and Report
Not applicable
Item 1.02 Exhibit
Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01. Resource Extraction Issuer Disclosure and Report
Disclosure of payments by resource extraction issuers.
The payment disclosure required by this Form is included as Exhibit 99.1 to this Form SD.

SECTION 3 - EXHIBITS
Item 3.01. Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Stillwater Limited

Date: September 26, 2025	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer